Suite 3400 666 Burrard Street Vancouver, BC Canada, V6C 2X8 Telephone (604) 696-3000 Facsimile (604) 696-3001
VIA EDGAR AND FACSIMILE
February 22nd, 2008
Ms. Jill Davis/Ms. Jennifer O’Brien
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010

RE:	Goldcorp Inc.
Form 40-F for the Fiscal Year Ended December 31, 2006
Filed April 2, 2007
File No. 001-12970
Dear Ms. Davis/Ms. O’Brien:
Please accept this request for an extension to respond to your comment letter of January 18th, 2008.
We are currently consulting with our auditors in order to ensure the completeness of our responses to these comments. However, due to the proximity of this request to our 2007 year end reporting deadlines, we are unable to finalize our responses within the timeframe provided. Therefore, we would propose to provide our written response to you on or before March 14th, 2008.
Should you have further questions, please address your letter to the undersigned.
Yours truly,

Lindsay Hall
Executive Vice President and Chief Financial Officer

cc:	Glenn Ives Deloitte & Touche LLP